POULTON & YORDAN
ATTORNEYS AT LAW

RICHARD T. LUDLOW

March 13, 2008

Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

RE:	Apex Resources Group, Inc.
File No. 002-91973
Form 10-KSB/A No.1 for the year ended December 31, 2006
Forms 10-QSB for the quarter ended September 30, 2007

Dear Ms. van Doorn:

At the request of the management of Apex Resources Group, Inc., (the “Company” or “Apex Resources”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated January 25, 2008.  Following are the responses to your comments.

Form 10-KSB and Forms 10-QSB

Financial Statements

Balance Sheet, page F-2

1.
We note your presentation of available for sale securities. Based on disclosures in other sections of the filing and in subsequent Forms 10-QSB, it appears that this investment consists of 14% interest in the common stock of Omega Ventures Group, Inc (“OMVG”). Also, based on public information regarding OMVG, it appears the market price of OMGV’s equity securities at fiscal year-end and subsequent interim periods exceeded the carrying value of your investment in OMVG. Please explain to us how you considered paragraph 3.a. and footnote 2 of SFAS 115 (before amendment by SFAS 157) as it relates to the requirement measure available for sale securities at fair value.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Ms. Linda van Doorn
March 13, 2008

The market price of the common stock of Omega Ventures Group, Inc. (“Omega”) exceeds the carrying value of the Company’s carrying value of the investment in Omega.  The Company has considered SFAS 115, particularly paragraph 3.a. and footnote 2, in measuring the securities of Omega at fair market value at each reporting date.  The common stock of Omega is very thinly traded and the shares that were issued to the Company are restricted shares as that term is defined in Rule 144(a)(3).  The shares issued to the Company in fiscal year 2007 were valued at $.01 per share – this was the value that Omega placed on the shares and based upon the trading history and the restrictions placed on the shares, the Company has determined that the value of $.01 per share is a fair value for these shares on stock.

Prior to receipt of Omega shares during the Company’s 2007 fiscal year, the Company already held 5,254,365 shares of Omega common stock and had been reporting the historical cost of these shares at an amount of $2,428.  The Company will restate its audited financial statements for the year ended June 30, 2007 and its unaudited financial statements for the quarter ended September 30, 2007 to record the holding gain on these shares of common stock in the amount of $ 50,116 for the year ended June 30, 2007.  This holding will also be reported as Other Comprehensive Income on the Balance Sheet and the Statement of Stockholders’ Equity.

2.	Please note that SFAS 115 does not provide for adjustments to the market price. If you are relying on SFAS 157 for estimating the fair value, please address the following comments:

•
Describe any information that you have, or factors you have identified, about OMGV that you believe is not reflected in the market price of its shares (e.g., the securities are thinly traded, trading restrictions, etc.).

•	Tell us the amount of the adjustment associated with each factor and how you determined the amount of each adjustment.
•	Tell us how SFAS 157 supports your estimation of fair value.

The Company did not consider SFAS 157 in measuring these available for sale securities at fair value.

3.	Please explain to us how you considered the Investment Company Act of 1940 in determining whether the Company would be subject to regulation as an investment company under this Act.

Section 3(a) of the Investment Company Act of 1940 defines the term “investment company” as follows:

1.	When used in this title, "investment company" means any issuer which--

Ms. Linda van Doorn
March 13, 2008

A.	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

B.	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

C.
is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(1)(A)

As stated in the “History and Organization” section of “Item 1. Description of Business” of Company’s amended Annual Report for the year ended June 30, 2007 on Form 10-KSB/A-1, “We [the Company] were organized primarily to hold overriding royalties of both producing and non-producing oil and gas properties” and, “Since 1995, we have been primarily engaged in the business of acquiring interests in oil and gas properties.”

Likewise in first paragraph of the “Our Business” section of the same report the Company explains, “Our primary business is the acquisition of small working interests in oil and gas prospects for investment purposes.  We do not undertake exploration or drilling activities.  We are not an operator.  We do not engage in oil and gas production or sales activities.  Rather, we acquire small working interests in oil and gas prospects for investment purposes.”

Similar discussion can be found in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s Quarterly Report for the period ended September 30, 2007.  In no place in any of the Company’s reports does the Company hold itself out as being engaged primarily, or proposing to engage primarily in the business of investing, reinvesting or trading in securities.

The Company did not acquire any of the Omega shares for the purpose or intent of holding itself out as engaging in the business of investing, reinvesting or trading in Omega securities.  Rather, of the shares of Omega owned by the Company, 5,254,365 were acquired in September 2000 from Omega in exchange for a domain name owned by the Company and the balance, 5,892,314 shares were acquired as payment of expenses the Company incurred on behalf of Omega.  As noted above, the Company and Omega are related through common management.  In December 2006 the Company agreed to accept the 5,892,314 shares of Omega common stock because Omega did not have cash to repay the Company for expenses the Company incurred on behalf of Omega.  The Company’s intent in acquiring these shares was to resolve outstanding receivables from Omega.

Ms. Linda van Doorn
March 13, 2008

Section 3(a)(1)(B)

The Company has not engaged nor does it propose to engage in the business of issuing face-amount certificates of the installment type, nor has it been engaged in such business or have any such certificates outstanding.

Section 3(a)(1)(C)

As noted above, the Company’s business is that of acquiring small working interests in oil and gas prospects for investment purposes.  The Company’s business is not to engage in nor does the Company propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities.  In response to the staff’s comments, the Company has gone back and reviewed again its financial statements and shareholdings.  Based on the Company’s calculations, the value of the investment securities held by the Company has never exceeded 40 per centum of the value of the Company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda van Doorn
March 13, 2008

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow
Richard T. Ludlow
Attorney at Law